SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §

240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3*

Teva Pharmaceutical Industries Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

881624209

(CUSIP Number)

A. Robert D. Bailey, Esq.

Chief Legal Officer and

Corporate Secretary

Allergan plc

Clonshaugh Business

and Technology Park

Coolock

Dublin, D17 E400

Ireland

(862) 261-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D
CUSIP No. 881624209		Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Allergan Holdings B1, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 38,741,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 38,741,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,741,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D
CUSIP No. 881624209		Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Allergan W.C. Holding Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 30,000,000 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 30,000,000 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D
CUSIP No. 881624209		Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Warner Chilcott Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 68,741,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 68,741,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,741,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (See Item 5)*
14	TYPE OF REPORTING PERSON CO/HC

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D
CUSIP No. 881624209		Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Allergan WC Holdings Ireland Limited (formerly known as Warner Chilcott plc)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 68,741,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 68,741,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,741,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (See Item 5)*
14	TYPE OF REPORTING PERSON CO/HC

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D
CUSIP No. 881624209		Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Allergan plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 68,741,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 68,741,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,741,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (See Item 5)*
14	TYPE OF REPORTING PERSON CO/HC

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed on August 8, 2016 (the “Schedule 13D”), Amendment No. 1 to the Schedule 13D filed on November 1, 2017 (“Amendment No. 1”) and Amendment No. 2 to the Schedule 13D filed on November 13, 2017 (“Amendment No. 2,” and together with the Schedule 13D and Amendment No. 1, the “Schedule 13D Filings”), with respect to the Ordinary Shares of Teva Pharmaceutical Industries Ltd. (the “Issuer”), par value NIS 0.10 per share (the “Ordinary Shares”), a portion of which is represented by American Depositary Shares (“ADSs”), each representing one Ordinary Share, which are traded on the New York Stock Exchange. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D Filings.

Item 4.	Purpose of Transaction

This Amendment amends Item 4 of the Schedule 13D Filings by adding the paragraph set forth below immediately after the third paragraph.

In connection with the sale of 6,550,000 Ordinary Shares in brokered open market transactions as further described in Item 5, Allergan Holdings B1, Inc., a Delaware corporation (“Allergan B1”) withdrew 6,550,000 Ordinary Shares of the collateral pledged to secure the repayment of amounts outstanding under the Margin Loan Agreement. In addition, in connection with the sale and settlement of 25,000,000 Ordinary Shares as further described in Item 5 and the related repayment of certain amounts outstanding under the Margin Loan Agreement, 25,000,000 Ordinary Shares will be released from the collateral pledged pursuant to the Margin Loan Agreement. Further, in light of the substantial over collateralization of the margin loan post settlement, Allergan is requesting a withdrawal of an additional 25,000,000 Ordinary Shares of the collateral pledged pursuant to the Margin Loan Agreement. Following these withdrawals, the total Ordinary Shares pledged will be reduced from 100,291,067 Ordinary Shares to 43,741,067 Ordinary Shares.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Schedule 13D Filings as set forth below:

“The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment and the information set forth or incorporated in Items 2, 4 and 6 of this Amendment and the Schedule 13D Filings is incorporated by reference in its entirety into this Item 5.

(a)–(b) The following disclosure assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information filed by the Issuer.

On January 10, 2018, JPMorgan Chase Bank, National Association, London Branch accelerated the settlement of the sale of an aggregate amount of 25,000,000 Ordinary Shares held by Allergan B1 pursuant to the Master Confirmation dated November 10, 2017. The Ordinary Shares will settle on January 12, 2018 at a price of $16.5321 per Ordinary Share.

In addition, as detailed below, Allergan B1 sold an aggregate amount of 6,550,000 Ordinary Shares in brokered open market transactions at the dates and prices set forth below.

Trade Date	Settlement Date	Ordinary Shares Sold	Price per Share(1)
12/14/2017	12/18/2017	2,000,000	18.0110(2)
12/18/2017	12/20/2017	400,000	19.0000
12/26/2017	12/28/2017	662,136	19.1303(3)
12/27/2017	12/29/2017	456,614	19.0232(4)
12/28/2017	1/2/2018	450,000	19.0010(5)
12/29/2017	1/3/2018	402,500	19.0579(6)
1/2/2018	1/4/2018	628,750	19.0552(7)
1/10/2018	1/12/2018	1,550,000	20.0311(8)

(1)	Where weighted average price is used for the reported transactions, Allergan B1 undertakes to provide upon request by the SEC, full information regarding the number of shares purchased or sold at each separate price.

(2)	A weighted average price based on prices ranging from $18.00 to $18.04.

(3)	A weighted average price based on prices ranging from $19.00 to $19.19.

(4)	A weighted average price based on prices ranging from $19.00 to $19.14.

Page 7 of 9 Pages

(5)	A weighted average price based on prices ranging from $19.00 to $19.04.

(6)	A weighted average price based on prices ranging from $19.00 to $19.12.

(7)	A weighted average price based on prices ranging from $19.00 to $19.1625.

(8)	A weighted average price based on prices ranging from $20.00 to $20.15.

Following these sales, pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 68,741,067 Ordinary Shares, which constitutes approximately 6.8% of the outstanding Ordinary Shares.

(c) Except as set forth above and elsewhere in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Allergan B1 ceased to be a beneficial owner of 5% or more of the Ordinary Shares on January 10, 2018.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Amendment is incorporated by reference in its entirety into this Item 6.

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2018

Allergan plc

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Chief Legal Officer and Corporate Secretary

Allergan WC Holdings Ireland Limited

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Director

Warner Chilcott Limited

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Secretary

Allergan Holdings B1, Inc.

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Director

Allergan W.C. Holding Inc.

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Director

Page 9 of 9 Pages